EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road Ramat Gan 5268102, Israel	T: +972-74-794-5200 www.senstartechnologies.com

Senstar Technologies Announces Appointment
of Fabien Haubert as Interim CEO

Ramat Gan, Israel, April 24, 2023 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a leading provider of sensing and information management solutions for the protection of critical infrastructure, announced today that its Board of Directors has appointed Mr. Fabien Haubert as interim Chief Executive Officer of the Company effective April 21, 2023. This appointment follows Dror Sharon’s decision to retire from his role as the Company's CEO.

Senstar Technologies Chairman of the Board, Mr. Gillon Beck, commented: "Fabien has a deep understanding of business operations and corporate strategy and a proven track record of successfully leading large teams and growing our business. We are grateful that he has agreed to step into this role at such an important time in our company’s journey."

Senstar Technologies’ Interim CEO, Fabien Haubert commented, “I am committed to working closely with the Board and the team to further grow our business and increase value for our shareholders. I have developed a strong and deep understanding of our strengths and opportunities and am eager to step into this important role.”

Mr. Haubert joined Senstar in 2018 as Vice President, Sales – EMEA, where he streamlined the sales and support organizations and led significant growth in revenue in the region. For the last three years, he has served as Managing Director for Senstar Corp. in Canada, where he successfully led a major change in the Company’s strategy during the challenging time of Covid-19. Prior to Senstar, Mr. Haubert worked in senior roles with several companies in the areas of video management, IP video surveillance, intrusion detection, access control, and system integration. He has a technical background with a Master of Science degree in Telecom Engineering, as well as a Master of Management and Strategy of International Business degree. Mr. Haubert speaks French, English, Spanish, and Italian and has a working knowledge of Dutch.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities, logistics, correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

For more information:

Senstar Technologies, Ltd.
Tomer Hay, Chief Financial Officer
+972-74-794-5200
Tomer.Hay@senstar.com

Investor Relations

Kim Rogers, Managing Director
Hayden IR
541-904-5075
kim@haydenir.com